UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

BOSTON CAPITAL TAX CREDIT FUND LIMITED PARTNERSHIP

(Name of Issuer)

SERIES 5 BENEFICIAL ASSIGNEE CERTIFICATES

(Title of Class of Securities)

------------------------

(CUSIP Number)

June 4, 2003

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF
ABOVE PERSON (ENTITIES ONLY)
Everest Housing Investors 2, LP
Everest Properties, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California (entities); United States (persons)

NUMBER OF SHARES BENEFFICALLY OWNED BY EACH REPORTING PERSON WITH
5 SOLE VOTING POWER

6 SHARED VOTING POWER
45,300 Units

7 SOLE DISPOSITIVE POWER

8 SHARED DISPOSITIVE POWER
45,300 Units

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,300 Units

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Approximately 9.2468%

12	TYPE OF REPORTING PERSON 00; CO

ITEM 1. ISSUER.

(a) The name of the subject company is BOSTON CAPITAL TAX CREDIT FUND LIMITED PARTNERSHIP (the "Partnership").

(b) The address of the principal executive offices of the Partnership is One Boston Place, Suite 2100, Boston, Massachusetts 02108.

ITEM 2. PERSONS FILING.

(a)	The persons filing this statement on Schedule 13G (the “Statement") are Everest Housing Investors 2, LP ("Everest Housing") and Everest Properties, Inc. (“Everest Properties”)
b)	The address of the principal place of business of each filing person is 199 S. Los Robles Ave., #200, Pasadena, California 91101
(c)	Everest Housing is a California limited liability company. Everest Properties is a California corporation.
(d)	This Statement relates to units of Series 5 beneficial assignee certificates in the Partnership ("Units").
(e)	Not applicable.

ITEM 3. [NOT APPLICABLE]

ITEM 4. OWNERSHIP.

The information from Items 5-11, inclusive, on the cover pages of this Statement is incorporated herein by reference. The Units are held of record by Everest Housing (45,300 Units). The general partner of Everest Housing is Everest Properties. As general partner, Everest Properties has the sole power to cause Everest Housing to vote of or dispose of the Units.

ITEMS 5-9. [NOT APPLICABLE]

ITEM 10. CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2007

EVEREST HOUSING INVESTORS 2, LP
By: Everest Properties, Inc., general partner
By:	/S/ W. ROBERT KOHORST
W. Robert Kohorst, President

EVEREST PROPERTIES, INC.
By:	/S/ W. ROBERT KOHORST
W. Robert Kohorst, President